

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Jerome Baglien
Chief Financial Officer
Benefit Street Partners Realty Trust, Inc.
1345 Avenue of the Americas, Suite 32A
New York, New York 10105

      Re: Benefit Street Partners Realty Trust, Inc.
           Registration Statement filed on Form S-4
           Filed August 20, 2021
           File No. 333-258947

Dear Mr. Baglien:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction

cc: Michael McTiernan